SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 19, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of September 30, 2012,

together with the limited review report

on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English – Originally issued in Spanish

See Note 22 to the Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of September 30, 2012, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of September 30, 2012, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.	We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

4.	As further explained in note 22., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.	Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above in order for them to be presented in accordance with the accounting standards established by the BCRA and, except for the effect that is mentioned in the third paragraph, with respect to the professional accounting standards effective in Argentina.

6.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2011, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2011, which were presented for comparative purposes, we report that:

a)	On February 15, 2012, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2011, which included a qualified opinion due to differences between the accounting standards established by the BCRA used by the Bank and the professional accounting standards effective in Argentina, which are described and quantified in note 5. to the accompanying stand-alone financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2011.

b)	On November 7, 2011, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2011, which included qualifications due to differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)	As of September 30, 2012, the liabilities accrued in employee and employer contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 22,105,473, none of which was due as of that date.

City of Buenos Aires,

November 7, 2012

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 197 – Fo. 64

FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2012

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Claudio N. Nogueiras
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

		09/30/2012	12/31/2011
ASSETS

A.	CASH
	Cash on hand	1,571,028	1,945,713
	Due from banks and correspondents
	Central Bank of Argentina	4,400,300	2,875,512
	Local Other	29,035	15,400
	Foreign	257,638	103,434
	Other	294	269
		6,258,295	4,940,328

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)

	Holdings booked at market value	971,372	736,368
	Government securities under repo transactions with Central Bank of Argentina		1,992,625
	Holdings booked at amortized cost	133,719	103,616
	Instruments issued by the Central Bank of Argentina	3,218,649	1,255,027
		4,323,740	4,087,636

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	329,987	335,726
	To the financial sector
	Interfinancing (granted call)	367,980	250,000
	Other financing to Argentine Financial Institutions	147,024	176,100
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	2,180	5,226
	To the non-financial private sector and foreign residents
	Overdrafts	4,508,648	2,683,707
	Documents	2,922,086	3,138,189
	Mortgage loans	1,092,190	1,108,456
	Pledge loans	634,813	665,549
	Personal loans	8,596,006	7,490,051
	Credit cards	3,610,338	2,851,876
	Other (Note 6.1.)	4,637,410	4,115,741
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	425,433	349,757
	less: Unearned discount	(70,925)	(71,182)
	less: Allowances (Exhibit J)	(716,263)	(557,586)
		26,486,907	22,541,610

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

		09/30/2012	12/31/2011
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	432,955	2,321,905
	Amounts receivable from spot and forward sales pending settlement (Exhibit O)	2,717,633	1,141,336
	Securities and foreign currency receivable from spot and forward purchases pending settlement	131,237	50,719
	Unlisted corporate bonds (Exhibits B, C and D)	80,266	251,864
	Receivables from forward transactions without delivery of underlying asset		880
	Other receivables not covered by debtors classification standards (Note 6.2.)	565,144	564,910
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	34,565	33,144
	less: Allowances (Exhibit J)	(226,598)	(232,314)
		3,735,202	4,132,444

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	296,414	330,605
	Accrued interest and adjustments	4,776	5,512
	less: Allowances (Exhibit J)	(5,525)	(5,583)
		295,665	330,534

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	731,117	614,045
	Other	56,223	52,224
	less: Allowances (Exhibit J)	(311)	(1,142)
		787,029	665,127

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	6,345	6,240
	Other (Note 6.3.)	685,161	530,551
	Accrued interest and adjustments on receivables from sales of assets (Exhibits B, C and D)	393	231
	Other accrued interest and adjustments receivable	426	447
	less: Allowances (Exhibit J)	(8,892)	(12,339)
		683,433	525,130

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	581,304	519,676

I.	OTHER ASSETS (Exhibit F)	253,110	228,253

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	76,354	86,893
	Organization and development costs	197,988	222,479
		274,342	309,372

K.	ITEMS PENDING ALLOCATION	1,869	3,120

TOTAL ASSETS		43,680,896	38,283,230

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

		09/30/2012	12/31/2011
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	6,725,122	4,875,273
	From the financial sector	21,744	17,419
	From the non-financial private sector and foreign residents
	Checking accounts	5,323,316	4,429,772
	Savings accounts	5,751,293	5,599,541
	Time deposits	12,371,989	10,756,676
	Investment accounts	102,751	43,766
	Other (Note 6.4.)	589,074	585,082
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	170,218	125,642
		31,055,507	26,433,171

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	21,575	9,043
	Banks and International Institutions (Exhibit I)	284,510	154,942
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	499,439	654,905
	Amounts payable for spot and forward purchases pending settlement (Exhibit O)	130,929	48,523
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,768,161	3,160,058
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing - (received call)	46,650	1
	Other financing received from Argentine financial institutions	14,168	15,501
	Accrued interest payables	49
	Receivables from forward transactions without delivery of underlying asset	2,854	30
	Other (Note 6.5. and Exhibit I)	1,269,037	1,391,206
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	39,775	48,793
		5,077,147	5,483,002

N.	OTHER LIABILITIES
	Fees	1,776	7,523
	Other (Note 6.6.)	947,397	897,827
		949,173	905,350

O.	PROVISIONS (Exhibit J)	96,457	88,164

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	723,582	647,753

Q.	ITEMS PENDING ALLOCATION	5,697	6,238

TOTAL LIABILITIES		37,907,563	33,563,678

SHAREHOLDERS' EQUITY (As per related statement)		5,773,333	4,719,552

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		43,680,896	38,283,230

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012	12/31/2011
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	32,124,678	18,082,033
Contingent	7,826,569	7,916,106
Credit lines obtained (unused portion)		11,700
Guarantees received	7,280,603	7,385,671
Other not covered by debtors classification standards	183	195
Contingent debit-balance contra accounts	545,783	518,540
Control	21,511,932	6,511,301
Receivables classified as irrecoverable	985,124	876,232
Other (Note 6.7.)	20,134,648	5,388,859
Control debit-balance contra accounts	392,160	246,210
Derivatives (Exhibit O)	2,786,177	3,654,626
Notional value of put options taken (Note 11.d))	55,088	40,091
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,377,473	1,757,843
Interest rate swap (Note 11.b))	85,000	158,550
Derivatives debit-balance contra accounts	1,268,616	1,698,142

CREDIT-BALANCE ACCOUNTS	32,124,678	18,082,033
Contingent	7,826,569	7,916,106
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)	42,248	38,729
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	124,344	70,371
Other guarantees provided not covered by debtors classification standards	150,629	137,329
Other covered by debtors classification standards (Exhibits B, C and D)	228,562	272,111
Contingent credit-balance contra accounts	7,280,786	7,397,566
Control	21,511,932	6,511,301
Checks to be credited	392,160	246,210
Control credit-balance contra accounts	21,119,772	6,265,091
Derivatives (Exhibit O)	2,786,177	3,654,626
Notional value of put options sold (Note 11.c))	14,364	36,490
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,254,252	1,661,652
Derivatives credit-balance contra account	1,517,561	1,956,484

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

		09/30/2012	09/30/2011

A.	FINANCIAL INCOME
	Interest on cash and due from banks	128	137
	Interest on loans to the financial sector	34,278	9,441
	Interest on overdrafts	503,329	288,844
	Interest on documents	288,656	144,349
	Interest on mortgage loans	135,883	108,292
	Interest on pledge loans	90,423	58,496
	Interest on credit card loans	483,220	228,496
	Interest on financial leases	45,304	38,597
	Interest on other loans	2,181,164	1,435,091
	Net income from government and private securities (Note 6.8.)	262,359	342,334
	Interest on other receivables from financial intermediation	188	157
	Income from guaranteed loans - Presidential Decree No. 1,387/01	10,668	4,884
	CER (Benchmark Stabilization Coefficient) adjustment	14,435	3,969
	CVS (Salary Variation Coefficient) adjustment	303	268
	Difference in quoted prices of gold and foreign currency	250,332	196,364
	Other (Note 6.9.)	199,272	44,204
		4,499,942	2,903,923

B.	FINANCIAL EXPENSE
	Interest on savings accounts	22,950	16,464
	Interest on time deposits	1,459,597	741,677
	Interest on interfinancing received loans (received call)	3,370	3,468
	Interest on other financing from Financial Institutions	10	5
	Interest on other liabilities from financial intermediation	47,549	47,821
	Interest on subordinated bonds	49,029	44,807
	Other interest	2,187	1,198
	CER adjustment	3,265	3,165
	Contribution to Deposit Guarantee Fund	37,697	29,405
	Other (Note 6.10.)	272,038	178,278
		1,897,692	1,066,288

	GROSS INTERMEDIATION MARGIN - GAIN	2,602,250	1,837,635

C.	PROVISION FOR LOAN LOSSES	369,870	153,399

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	76,890	79,460
	Related to deposits	1,086,650	787,930
	Other commissions	30,158	30,597
	Other (Note 6.11.)	583,432	401,532
		1,777,130	1,299,519

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

		09/30/2012	09/30/2011

E.	SERVICE-CHARGE EXPENSE
	Commissions	100,868	75,541
	Other (Note 6.12.)	323,832	202,175
		424,700	277,716

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,207,518	963,134
	Directors' and statutory auditors' fees	39,365	30,017
	Other professional fees	67,505	57,408
	Advertising and publicity	62,555	53,011
	Taxes	105,570	87,482
	Depreciation of equipment	58,087	50,942
	Amortization of organization costs	50,112	39,953
	Other operating expenses (Note 6.13.)	279,309	213,789
	Other	150,648	110,973
		2,020,669	1,606,709

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,564,141	1,099,330

G.	OTHER INCOME
	Income from long-term investments	134,834	91,132
	Penalty interest	29,331	23,102
	Recovered loans and allowances reversed	54,360	48,665
	CER adjustments	56	61
	Other (Note 6.14.)	51,829	66,430
		270,410	229,390

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	9	8
	Charges for other receivables uncollectibility and other allowances	24,178	19,720
	Amortization of differences related to court orders	57,873	13,342
	Depreciation and loss of other assets	1,171	1,416
	Goodwill amortization	10,539	10,539
	Other (Note 6.15.)	21,925	17,527
		115,695	62,552

	NET INCOME BEFORE INCOME TAX - GAIN	1,718,856	1,266,168

I.	INCOME TAX (Note 4.)	651,000	436,500

	NET INCOME FOR THE PERIOD - GAIN	1,067,856	829,668

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012								09/30/2011

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	966,226		211	2,755,369	4,719,552	4,152,842
Own shares reacquired (1)									(7,767)

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April, 16, 2012 and April, 26, 2011, respectively:
- Legal reserve				235,219			(235,219)
- Cash dividends									(505,312)
- Normative Earning Reserved					62,934		(62,934)
- Voluntary Reserve for future distributions						2,443,141	(2,443,141)
of earnings
- Tax on Personal Assets							(14,075)	(14,075)	(11,156)

Reversal of special reserve from Subordinated debt instruments

Net income for the period - Gain							1,067,856	1,067,856	829,668

Balances at the end of the period	594,485	398,750	4,511	1,201,445	11,633	2,443,352	1,119,157	5,773,333	4,458,275

(1) See Notes 3.5.q.2) and 9. and Exhibit K

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012	09/30/2011
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at beginning of the fiscal year	4,940,328	4,548,311
Cash at end of the period	6,466,414	4,923,971
Net increase in cash	1,526,086	375,660

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(483,458)	2,413,091
Loans
To the financial sector	(51,582)	(128,046)
To the non-financial government sector	30,307	(9,762)
To the non-financial private sector and foreign residents	(548,693)	(4,234,809)
Other receivables from financial intermediation	600,626	212,129
Receivables from financial leases	80,203	(28,620)
Deposits
From the financial sector	4,324	1,837
From the non-financial government sector	1,643,624	992,676
From the non-financial private sector and foreign residents	1,721,152	2,265,608
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	43,330	523
Others (except liabilities included under financing activities)	(4,330)	148,901
Collections related to service-charge income	1,773,060	1,298,624
Payments related to service-charge expenses	(421,016)	(276,819)
Administrative expenses paid	(1,951,091)	(1,535,285)
Payment of organization and development costs	(74,957)	(65,135)
Net collections from penalty interest	29,322	23,094
Differences from payments related to court orders	(8,537)	(9,725)
Collections of dividends from other companies	7,078	4,332
Other collections related to other income and losses	52,176	53,220
Net payments from other operating activities	(614,400)	(13,636)
Payment of income tax	(354,660)	(137,032)
Net cash flows generated in operating activities	1,472,478	975,166

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012	09/30/2011
Investing activities
Net payments for bank premises and equipment	(100,477)	(200,810)
Net (payments) / collections for other assets	(47,013)	39,997
Net cash flows used in investing activities	(147,490)	(160,813)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(248,003)	(47,467)
Central Bank of Argentina
Other	11,750	(30)
Banks and International Institutions	124,935	109,926
Subordinated corporate bonds	(32,899)	(29,945)
Financing received from Argentine financial institutions	(1,342)	(1,338)
Payment of dividends		(505,312)
Other payments for financing activities
Own shares reacquired		(7,767)
Net cash flows used in financing activities	(145,559)	(481,933)

Financial income and holding gains on cash and cash equivalents	346,657	43,240

Net increase in cash	1,526,086	375,660

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange.

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, and August 2009, respectively.

During fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

Additionally, during fiscal year 2010, the Bank acquired control over Banco Privado de Inversiones S.A. On August 15, 2012, the Domestic Trade Department of the Ministry of Economy and Public Finance, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 1, 2012, authorized the Bank to acquire 100% of the capital stock of Banco Privado de Inversiones S.A.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of September 30, 2012, and December 31, 2011, the deposits of the Misiones Provincial Government amounted to 1,645,800 and 1,267,178 (including 42,769 and 36,332 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of, September 30, 2012, and December 31, 2011, the deposits of the Salta Provincial Government amounted to 1,719,995 and 870,880 (including 167,937 and 137,286 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of September 30, 2012, and December 31, 2011, the deposits of the Jujuy Provincial Government amounted to 696,293 and 701,483 (including 91,991 and 66,237 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

In addition on June 30, 2010, the services agreement with the Tucumán Provincial Government was extended through July 8, 2021.

As of September 30, 2012, and December 31, 2011, the deposits of the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán in Banco del Tucumán S.A. amounted to 1,352,352 and 807,822 (including 397,700 and 355,122 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the Province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” in which each hold 50% equity interest. The purpose of such joint venture is to provide a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof.

On August 15, 2012, the parties agreed to amend the agreement mentioned in the previous paragraph whereby, among other clauses, currently the Bank and Gestiva S.A. hold 5% and 95% interests, respectively.

As of September 30, 2012, and December 31, 2011, the net assets of such joint ventures recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 10,644 and 11,656, respectively.

Also, as of September 30, 2012, and December 31, 2011, the net income recorded through the method mentioned in the previous paragraph amounted to 28,059 and 16,372, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and Argentine professional accounting standards (see Note 5).

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited, Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A. as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of September 30, 2012, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2012, are presented comparatively with data for the same period in the prior fiscal year.

3.3.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ (Argentine regulatory agency of business associations) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.4.	Use of estimates

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of September 30, 2012, and 2011 and December 31, 2011, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security as of March 1, 2011, or the subsequent acquisition date, as the case may be.

As of September 30, 2012 and December 31, 2011, the present value calculated by the Bank for these securities amounts to 134,190 and 104,018, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the specific acquisition value of each security, increased by accrued income including CER, net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of September 30, 2012 and December 31, 2011, the present value reported by the Central Bank for these securities amounted to 277,894 and 238,729, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: The CER as of the last respective business day was applied.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Loans and deposits of Government securities:

They were valued at the quoted price as of the last respective business day, plus the related accrued interest. Differences in quoted prices and accrued interest were recorded in the related statements of income.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 3.5.a), as the case may be.

ii.	Debt securities in Galtrust financial trust: they were valued as provided by Central Bank Communiqué “A” 5180, as supplemented, considering the quoted price of the underlying assets as of the last respective business day, in the appropriate proportion.

iii.	Certificates of participation in TST & AF Trust: they were valued by the equity method, considering the residual value of the goodwill arising from the excess of the investment cost over its book value.

iv.	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a), as the case may be. Such accruals were recorded in the related statements of income.

i)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

As of September 30, 2012, and December 31, 2011, the effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre established contingent installments or automatic renewal clauses.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3, as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3, as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 3.3, less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)	Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in Note 3.3 as the case may be, less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

l.2)	Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: as of December 31, 2011, the amount represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparos (constitutional rights protection actions) and the amount recorded under Central Bank rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months. As of September 2012, the Bank decided to amortize in full the residual value as of such date and, from then on, the new disbursements pertaining to these differences will be recorded in the related statements of income.

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last respective business day.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

m.4)	Put options purchased: valued at the agreed-upon exercise price.

See also Note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, converted into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income (see note 3.5.q.3)).

q)	Shareholders’ equity accounts:

q.1)	They are restated as explained in Note 3.2, except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.3 was included in the "Adjustments to shareholders’ equity" account.

q.2)	Treasury stock: the purchase cost of treasury stock was debited from the “Unappropriated retained earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Treasury stock" (see also note 9 and Exhibit K).

q.3)	Special reserve for subordinated debt instruments: related to the reserve created for paying the financial services of subordinated corporate bonds issued by the Bank (see note 10.a.1). It is reversed on a monthly basis as interest is accrued.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

r)	Statement-of-income accounts:

r.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	09/30/2012	12/31/2011	09/30/2011

Cash	6,258,295	4,940,328	4,876,387

Government and private securities

Instruments issued by the Central Bank	208,119		47,584

Cash and cash equivalents	6,466,414	4,940,328	4,923,971

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of September 30, 2012 and 2011, the Bank estimated an income tax charge of 651,000 and 436,500, respectively; hence, no minimum presumed income tax should be assessed for the periods ended on such date.

Additionally, as of September 30, 2012, the Bank made income tax prepayments for 289,199 for the 2012 fiscal year, which were recorded in the "Other receivables" account and will be applied to the tax amount assessed in the 2012 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Argentine current professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows:

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

5.1.	Valuation standards

The main items with differences in valuation matters as of September 30, 2012 and December 31, 2011, are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to income	to equity		to income
Item	09/30/2012	12/31/2011	09/30/2012	09/30/2012	12/31/2011	09/30/2012

Government securities and assistance to the government sector (a)

Government securities - Holdings booked at amortized cost	(205)	45	(250)	1,081	72	1,009

Instruments issued by the Central Bank and booked at amortized cost	1,046	777	269	1,051	767	284

Secured loans – Presidential Decree No. 1,387/01	(26,850)	(30,091)	3,241	(26,850)	(30,092)	3,242

Business combinations (b)

Acquisition of Nuevo Banco Bisel S.A.	(104,623)	(110,496)	5,873	(104,623)	(110,496)	5,873

Other	(64,131)	(69,393)	5,262	(64,131)	(69,393)	5,262

Interests in other companies (c)	20,365	9,311	11,054

Intangible assets – Organization and development expenses (d)		(49,336)	49,336		(50,410)	50,410

Deferred assets – Income tax (e)	107,726	36,195	71,531	126,800	46,564	80,236

Other assets (f)	(1,201)	7,679	(8,880)	1,201	7,679	(8,880)

Liabilities – Provisions (g)	(56,532)	(54,866)	(1,666)	(56,532)	(54,866)	(1,666)

Total	(124,405)	(260,175)	135,770	(124,405)	(260,175)	135,770

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to professional accounting standards, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, although they do allow booking provisions to cover fluctuations in the valuation of certain instruments. Professional accounting standards require that assets in general be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

According to current professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that created such negative goodwill.

(c)	Subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepare its financial statements in conformity with Central Bank rules, which differ from professional accounting standards.

(d)	Intangible assets: as of December 31, 2011, the Bank and its subsidiaries included under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the compliance with the precautionary measures that required the Bank and its subsidiaries to reimburse certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. According to current professional accounting standards, the Bank should have reduced the book value of surpluses at the recoverable value (see note 3.5.l.2)).

(e)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following deferred tax method, recognizing (as a receivable or payable) the tax effect of temporary differences between book and tax valuation of assets and liabilities, and subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

(f)	The Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

(g)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

If professional accounting standards had been applied, the Bank’s shareholders' equity as of September 30, 2012, and December 31, 2011, would have decreased by around 124,405 and 260,175, respectively. On the other hand, income for the nine-month periods ended September 30, 2012, and 2011, would have increased by 135,770 and decreased by 14,812, respectively.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by professional accounting standards.

b)	The Bank did not disclose the income tax accrual offset by income tax prepayments. As required by professional accounting standards, the related items should be disclosed net when offsetting them in the future is legally possible and the entity is either intending or under an or obligation to do so.

c)	The Bank keeps under intangible assets positive goodwills (related to Banco del Tucumán S.A., Banco Privado de Inversiones S.A. and the merger of Nuevo Banco Bisel S.A.). According to professional accounting standards, considering the statements in Note 5.1.b) such goodwills should be disclosed under Goodwill.

d)	There are differences between the cash flow information disclosed and the requirements established by the professional accounting standard.

e)	The Bank has not presented certain information about transactions with related parties, goodwill and other reporting requirements for nonbanking institutions.

f)	There are differences between the method used by the Bank for converting the financial statements of foreign subsidiaries into Argentine pesos and the method required by professional accounting standards in effect.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

6.1)	Loans – Other

	09/30/2012	12/31/2011

Other loans	3,431,088	3,234,006
Export financing and prefinancing	1,206,322	881,735
	4,637,410	4,115,741

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	304,064	286,884
Debt securities issued by financial trusts	261,080	278,014
Other		12
	565,144	564,910

6.3)	Other receivables – Other

Tax prepayments	295,123	229,188
Sundry receivables	248,231	173,413
Security deposits	81,510	64,638
Advanced prepayments	48,109	50,951
Other	12,188	12,361
	685,161	530,551

6.4)	Deposits - Other

Expired time deposits	336,607	351,115
Unemployment fund for workers of the construction industry	143,031	124,663
Attachments	77,687	53,367
Special deposits related to inflows of foreign funds	1,999	13,649
Security deposits	1,713	1,687
Other	28,037	40,601
	589,074	585,082

6.5)	Other liabilities from financial intermediation - Other

Purchase financing payables	398,354	365,413
Other withholdings and additional withholdings	199,423	170,857
Collections and other transactions on account and behalf of others	162,939	113,956
Miscellaneous not subject to minimum cash requirements	127,416	293,705
Other payment orders pending settlement	126,910	251,056
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see note 7.)	83,832	80,600
Miscellaneous subject to minimum cash requirements	62,180	50,249
Retirement pension payment orders pending settlement	34,113	34,572
Other	73,870	30,798
	1,269,037	1,391,206

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.6)	Other Liabilities - Other

	09/30/2012	12/31/2011

Taxes payable	785,659	701,137
Miscellaneous payables	69,849	57,807
Salaries and payroll taxes payable	64,364	100,102
Withholdings on salaries	21,843	24,298
Prepayment for the sale of assets	5,682	14,483
	947,397	897,827

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody – ANSES (Argentine social security administration)	13,741,112
Checks and securities in custody	3,779,694	3,027,436
Checks and securities not yet collected	1,765,707	1,649,744
Checks and securities to be debited	403,946	294,554
Managed portfolios (see note 12)	347,258	322,942
Checks and securities to be collected	96,931	94,183
	20,134,648	5,388,859

6.8)	Financial income – Net income from government and private securities

	09/30/2012	09/30/2011

Net Income from government securities	225,779	313,822
Net Income from participations in financial trusts	32,166	14,572
Other	4,414	13,940
	262,359	342,334

6.9)	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	143,818	22,894
Interests on loans for export prefinancing and financing	38,966	18,152
Forward foreign-currency transactions offset	14,499	862
Other	1,989	2,296
	199,272	44,204

6.10)	Financial expense – Other

Turnover tax	268,009	165,685
Premiums on repurchase agreements with the financial sector	2,148	9,012
Other	1,881	3,581
	272,038	178,278

6.11)	Service-charge income - Other

Debit and credit card income	357,240	241,380
Service commissions – Joint ventures (see Note 2.5)	54,083	48,072
Rental of safe deposit boxes	46,255	35,758
Other	125,854	76,322
	583,432	401,532

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.12)	Service-charge expense - Other

	09/30/2012	09/30/2011

Debit and credit card expenses	200,057	104,911
Turnover tax	63,752	48,918
Commissions paid to lending agents	44,373	25,667
Other	15,650	22,679
	323,832	202,175

6.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	82,489	66,290
Security services	80,642	57,964
Electric power and communications	56,834	39,263
Leases	40,457	33,732
Stationery and office supplies	9,962	8,524
Insurance	8,925	8,016
	279,309	213,789

6.14)	Other income - Other

Other adjustments and interest on other receivables	9,359	4,529
Gain on sale of bank premises and equipment, and other assets	7,193	14,261
Services provided to Banco del Tucumán S.A.	6,606	5,628
Other	28,671	42,012
	51,829	66,430

6.15)	Other expense – Other

Donations	7,782	6,201
Turnover tax	2,217	2,213
Other	11,926	9,113
	21,925	17,527

7.	RESTRICTED ASSETS

As of September 30, 2012, and December 31, 2011, the following Bank’s assets are restricted:

Item	09/30/2012	12/31/2011

Government and private securities

• Argentine Government bond in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, used as security in favor of SEDESA. (1)	87,848	86,205

• Central Bank bills (LEBACs) and notes (NOBACs) used to perform forward foreign currency trading transactions.	43,303	43,770

• Secured Bonds under Presidential Decree No. 1,579/02 provided as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE).	36,134	34,118

• LEBAC used as security for the role of custodian of FGS (sustainability guarantee fund) investments securities.	35,632

• Other government and private securities	13,597	10,552
Subtotal government and private securities	216,514	174,645

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Item	09/30/2012	12/31/2011

Loans

• Guaranteed Loans under Presidential Decree No. 1,387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank so that financial institutions may participate in the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.	36,215	34,306

• Other.		163
Subtotal Loans	36,215	34,469

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	432,955	325,633

• Contributions to the Risk Fund of Macroaval SGR (mutual guarantee association) resulting from a contribution made by the Bank in its capacity as contributory partner of such company. (2)	5,310	5,000
Subtotal other receivables from financial intermediation	438,265	330,633

Other receivables

• Security deposits related to credit card transactions.	73,625	57,053

• Other security deposits	7,885	7,585
Subtotal other receivables	81,510	64,638

Total	772,504	604,385

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007.

(2)	Made on December 29, 2011, this contribution may be fully or partially reimbursed once two or three years have elapsed from the date of contribution.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	09/30/2012	12/31/2011

ASSETS

Cash			3,524			3,524	3,289

Loans					108,082	108,082	286,908

Other receivables from financial intermediation				17,036	104,284	121,320	114,599

Receivables from financial leases				6,400	1,616	8,016	8,589

Other receivables							13

Items pending allocation	29					29	11

Total assets	29		3,524	23,436	213,982	240,971	413,409

LIABILITIES

Deposits		177	542	3,623	532,555	536,897	250,471

Other liabilities from financial intermediation		529		23,635		24,164	12,564

Total liabilities		706	542	27,258	532,555	561,061	263,035

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent					63,747	63,747	5,875
Debit-balance accounts –Control			9,764		213,320	223,084	163,021
Credit-balance accounts – Contingent	923			2,213		3,136	3,136
Credit-balance accounts – Derivates							1,744

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	09/30/2012	09/30/2011

INCOME (EXPENSE)

Financial income	964			579	13,503	15,046	632
Financial expense	(109)				(9,766)	(9,875)	(11,810)
Service-charge income	21		1	228	2,901	3,151	1,312
Service-charge expense				(259)		(259)	(837)
Administrative expenses	(9)	(803)				(812)	(575)
Other income	6,964					6,964	5,988
Other expense							(208)

Total income / (loss)	7,831	(803)	1	548	6,638	14,215	(5,498)

(1)	Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2012, amounts to 594,485. Since December 31, 2008, the Bank’s capital stock has changed as follows:

As of December 31, 2008	683,979

- Capital stock decrease approved by the Shareholders’ Meeting of April 21, 2009 (a)	(60,000)

- Capital stock increase approved by the Shareholders’ Meeting of May 27, 2009 (b)	1,148

- Capital stock decrease approved by the Shareholders’ Meeting of September 10, 2009 (a)	(30,642)

As of September 30, 2012	594,485

(a)	Related to 60,000,000 and 30,641,692, registered Class B shares, entitled to 1 vote each, with a face value of Ps 1 per share. These shares were acquired under, Law No. 17,811, section 68 as a result of the international macroeconomic context and fluctuations that the capital market went through in general.

(b)	Related to 1,147,887 of common, registered Class B shares, each one entitled to one vote, with a face value of Ps 1 per share, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the merger process with such bank.

On the other hand, as mentioned in note 19, as a result of the international macroeconomic context and of the fluctuation of the capital markets, the prices of local shares, including the Bank’s, were affected. Therefore, on September 15, 2011, the Board of Directors decided to repurchase its own common registered Class B shares. In consequence, during fiscal year 2011, the Bank acquired a total of 10,000,000 shares, for a total amount of 92,919.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual value as of 09/30/2012		09/30/2012	12/31/2011

Subordinated – Class 1	USD	150,000,000	(a.1)	USD	150,000,000	723,582	647,753

Non Subordinated – Class 2	USD	150,000,000	(a.2)	USD	106,395,000	506,396	474,054

Non Subordinated – Class 3	USD	100,000,000	(a.3)				198,478
Total						1,229,978	1,320,285

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576.

The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

a.3)	On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked Notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. The Bank used the funds derived from such issuance to grant loans. Upon maturity on June 7, 2012, the Bank repaid the full 197,066 amount of the residual value of this liability.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) through a.3).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.

-	Forward transactions without delivery of the underlying asset.

-	Options.

-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.h.1), 3.5.h.2) and 3.5.m).

Positions of transactions effective as of September 30, 2012, and December 31, 2011, are as follows:

Transaction	09/30/2012	12/31/2011

Net liability of repurchase agreements	(2,690,513)	(3,100,775)

Net asset position of forward transactions without delivery of the underlying asset (a)	123,221	96,191

Interest rate swaps (b)	85,000	158,550

Position of put options sold on BODEN 2012 and 2013 coupons (c)	14,364	36,490

Position of put options taken (d)	55,088	40,091

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Net income (loss) resulting from these transactions for the nine-month periods ended September 30, 2012, and 2011, amount to income (loss):

Transaction	09/30/2012	09/30/2011

Premiums on reverse repurchase agreements	143,849	22,925

Premiums on repurchase agreements	(2,148)	(9,012)

Interest rate swap	77	(1,316)

Forward foreign-currency transactions offset	14,499	862

Total	156,277	13,459

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	Related to the following interest rate swap transactions:

b.1)	As of September 30, 2012, and December 31, 2011, this is related to swap agreements entered into with the Central Bank entitling the Bank to collect on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 85,000 and 115,000 Argentine pesos, respectively. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreements effective as of September 30, 2012, will expire between April 30, 2013, and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in Central Bank Communiqué “A” 4776, as supplemented.

b.2)	As of December 31, 2011, this is related to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of thousands 43,550. As of the date of issuance of these financial statements, these swap agreements were terminated due to the prepayment of the loan in September 2012.

(c)	Relates to put options on BODEN coupons provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government. As of September 30, 2012, only the option on BODEN 2013 coupons was effective, as BODEN 2012 matured in August 2012.

(d)	Related to the following options:

d.1)	As of September 30, 2012, this is related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXV and which may be received by the Bank as payment of the assignment value established in the agreement executed on September 28, 2012, with Banco de Servicios y Transacciones S.A. The initial price was set at 55,000, which will accrue a minimum applicable rate of 19.50%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. The Bank has not exercised the option as of the date of these financial statements.

d.2)	As of December 31, 2011, this is related to a put option taken of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series XXI and which could be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on December 28, 2011 with Banco de Servicios y Transacciones S.A. The initial price was set at 40,000, which accrued a minimum applicable rate of 28%, compounded on a monthly basis. The option could be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of the date of these financial statements, the conditions under which the option could have been exercised have expired.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

12.	PORTFOLIO MANAGEMENT

As of September 30, 2012, and December 31, 2011, the Bank manages the following portfolios:

	Managed portfolio as of
Item	09/30/2012	12/31/2011

• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector. (1)	14,054	14,196
• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. (1)	42,282	42,520
• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and the former Bank. (2)	81,072	67,688
• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”. (3)	78,201	79,480
• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	58,126	58,166
• Other portfolios managed by the Bank.	73,523	60,892

Total	347,258	322,942

(1)	In consideration thereof, the Provinces of Salta and Jujuy recognize to the Bank a percentage of the amounts effectively recovered.

(2)	In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

(3)	Through Resolution No. 523 of August 20, 2002, Central Bank Board of Directors provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

13.	MUTUAL FUNDS

As of September 30, 2012, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)

Pionero Pesos	332,271,344	536,842	389,951

Pionero Renta Ahorro	95,984,578	195,581	192,492

Pionero Latam	122,341	867	2

Pionero F F	155,370,907	276,661	279,826

Pionero Renta	43,521,186	187,254	178,591

Pionero Acciones	1,337,440	3,149	2,953

Pionero Renta Dólares	11,770	28	6

Pionero Empresas F.C.I. Abierto PYMES	100,000	101	18

Pionero Consumo	100,000	100

Argenfunds Ahorro Pesos	125,775,535	133,787	133,800

Argenfunds Renta Privada	10,000	10

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.4450% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10302 of March 1, 2012.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, must be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of September 30, 2012, and December 31, 2011, the amounts recorded in the Bank’s financial statements for holdings of certificates of participation (net of allowances for 223,832 and 227,127, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Financial trust	09/30/2012	12/31/2011

Certificates of participation:
TST & AF (a)	57,822	55,993
Other	22,410	3,764
Subtotal certificates of participation	80,232	59,757

Debt securities:
Underwriting agreements (b)	77,157	86,396
Loma Blanca (c)	71,645	60,637
Other (d)	112,278	130,984
Subtotal debt securities	261,080	278,017
Total	341,312	337,774

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully disposed of.

As of September 30, 2012, and December 31, 2011, the Bank is a direct beneficiary of 53.34% of the certificates of participation issued by the TST & AF Trust (see also Note 7.1.a) to the consolidated financial statements).

On January 20, 2011, TST & AF Trust acquired 100% of certificates of participation of San Isidro Trust.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 120,072.

(b)	It relates to prepayments towards the placement price of the trust securities, made by the Bank through underwriting agreements (Consubond, among others). The assets managed for this trust are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(c)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), set up the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists on the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, Province of Chubut.

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 14% of the total trust issues. The final amortization of such debt securities will operate on March 16, 2016.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 450,976.

(d)	Other

It includes, among others, the following trusts:

i)	Trust created by Presidential Decree 976-01

The trust manages the collection of certain taxes for the purpose of developing infrastructure projects.

ii)	Chubut oil & gas royalties Trust

The trust manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

iii)	Galtrust I financial Trust

It manages investments in federal government securities for the purpose of settling the securities issued by the trust.

iv)	San Isidro Trust

The trust manages investments in real property for the purpose of developing a project. The interest is related to December 31, 2011 (see note 15.1(a)).

Additionally, note 7.1 to the consolidated financial statements includes a list of the holdings for investment held by the Bank´s subsidiaries.

15.2.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of September 30, 2012, and December 31, 2011, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amount to 549,053 and 301,857, respectively.

15.3.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties in relation to the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

(a)	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of September 30, 2012, and December 31, 2011, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amount to 400,331 and 386,787, respectively.

Additionally, note 7.2 to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for September 2012 are listed below, indicating the balances as of month-end of the related accounts:

Item	09/30/2012

Cash

Amounts in Central Bank accounts	4,400,300

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	432,955

Total	4,833,255

18.	TAX CLAIMS

The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

b)	The Buenos Aires City Tax Authorities attributed a turnover tax difference to Banco Macro S.A. for tax period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management and its legal and tax advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

The international macroeconomic context generates a certain degree of uncertainty with regard to how it will evolve in the future, due to the shrinking growth levels, the volatility of financial assets and of the exchange market, and the higher unemployment rates, among other matters. Locally, over the past few years the economy has reflected, on average, sustained growth and the main economic and financial indicators point to a situation that differs from the one mentioned above. However, over the past few months, the prices of financial assets have behaved in a volatile manner, and there has been an increase in the price of money and in the complexity of foreign exchange regulations.

Given all of the above, the Bank’s Management permanently monitors the changes in the abovementioned situations in the international and local markets, to determine the possible actions to be taken and to identify the potential effects over its assets and financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As mentioned in Notes 3.5.l.2), under Central Bank Communiqués “A” 3916 and “A” 4686, as of December 31, 2011, the Bank included in “Intangible assets” the amounts of 49,336 at stand-alone level and a total of 51,183 at consolidated level, net of related amortizations with respect to the differences resulting from the payments of deposit-related court orders, and the estimates of the additional effects of the abovementioned Supreme Court decision.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, as of September 30, 2012, and December 31, 2011, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 10,232 and 9,453 at the stand-alone level, respectively, and a total of 16,243 and 14,754 at consolidated level, respectively. Considering what has been mentioned in Note 3.5.l.2), the Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be allocated to the legal reserve.

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

c)	Through Communiqué “A” 5072, the Central Bank established the general procedure to admit the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, unappropriated retained earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

Moreover, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% the required amount and deducting the abovementioned adjustments, the capitalized amount for minimum presumed income tax and the reserves used to compensate instruments representing long-term debt liable to forming part of the Bank’s computable equity.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito

Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012		12/31/2011	09/30/2012
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		456,165	226,959	475,496		475,496
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		129,517	3,333	86,265		86,265
GDP - Related Securities - Maturity: 2035		95,958	46,936	1,194		1,194
Secured bonds under Presidential Decree No. 1,579/02		82,656	186,378	117,431		117,431
Discount bonds denominated in pesos - Maturity: 2033		51,727	163,855	287		287
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		45,602	46,062	45,602		45,602
Federal government bonds in US dollars at 7.00% - Maturity 2017		32,911	2,934	65		65
Federal government bonds in US dollars at 7.00% - Maturity: 2015		30,576	633	28,861		28,861
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		17,217	16,275	17,217		17,217
Federal government bonds in US dollars at 7.00% - Maturity: 2013		9,271		(307)		(307)
Other		19,772	43,003	12,431	14,364	26,795
Subtotal holdings booked at market value		971,372	736,368	784,542	14,364	798,906

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7.00% - Maturity: 2013			1,992,625
Subtotal government securities under repo transactions with Central Bank of Argentina			1,992,625

Holdings booked at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-31-2013	52,099	52,056		52,056		52,056
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-06-2013	52,045	51,784		51,784		51,784
Province of Entre Ríos Treasury Bills in pesos - Maturity: 10-01-2012	25,000	25,000		25,000		25,000
Province of Chaco Treasury Bills in pesos - Maturity: 12-17-2012	4,881	4,879		4,879		4,879
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-07-2012			51,911
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012			51,705
Subtotal Holdings booked at amortized cost		133,719	103,616	133,719		133,719

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012		12/31/2011	09/30/2012
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		1,786,321
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-10-2013		305,087
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-17-2012	109,494	109,494
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-31-2012	73,298	73,298
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-14-2012	40,468	40,468
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-20-2013		39,501
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-19-2012		26,424
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-21-2012		13,359
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2013		12,988
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2012			753,978
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-13-2012			27,148
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-22-2012			19,577
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-04-2012			12,623
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-2012			12,188
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		2,406,940	825,514

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-14-2012		133,687		133,687		133,687
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-31-2012		92,818		92,818		92,818
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		226,505		226,505		226,505

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-05-2012		180,480		180,480		180,480
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-21-2012		123,518		123,518		123,518
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-26-2012		116,563		116,563		116,563
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-03-2012		64,960		64,960		64,960
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-12-2012		34,169		34,169		34,169
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-07-2012		9,882		9,882		9,882
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-19-2012		9,748		9,748		9,748
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-24-2012		8,937		8,937		8,937
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-04-2012			499
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		548,257	499	548,257		548,257

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-14-2012			15,898
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-28-2012			15,278
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-29-2012			5,165
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-15-2012			3,114
Subtotal Central Bank of Argentina Notes at market value - Own portfolio			39,455

Subtotal Instruments issued by the Central Bank of Argentina		3,181,702	865,468	774,762		774,762

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012		12/31/2011	09/30/2012
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		3,181,702	865,468	774,762		774,762

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 11-07-2012		36,947
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-15-2013			52,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-22-2013			42,144
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 10-03-2013			36,216
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-23-2012			21,000
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-18-2012			19,376

Subtotal Central Bank of Argentina Notes - Under repo Transactions		36,947	171,361

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-21-2012			212,372
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-04-2012			5,826

Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio			218,198
Total Instruments issued by the Central Bank of Argentina		3,218,649	1,255,027	774,762		774,762
Total Government securities		4,323,740	4,087,636	1,693,023	14,364	1,707,387

Total government and private Securities		4,323,740	4,087,636	1,693,023	14,364	1,707,387

(1) Position without options as of September 30, 2012, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012	12/31/2011

COMMERCIAL

In normal situation	12,681,679	11,374,254
With Senior “A” guarantees and counter-guarantees	495,462	477,898
With Senior “B” guarantees and counter-guarantees	1,606,546	1,671,039
Without Senior guarantees or counter-guarantees	10,579,671	9,225,317

Subject to special monitoring	232,089	13,335
In observation
With Senior “B” guarantees and counter-guarantees	34,947	1,016
Without Senior guarantees or counter-guarantees	197,142	12,319

Troubled	22,060	49,857
With Senior “B” guarantees and counter-guarantees	13,292	9,693
Without Senior guarantees or counter-guarantees	8,768	40,164

With high risk of insolvency	71,066	27,341
With Senior “B” guarantees and counter-guarantees	21,359	17,186
Without Senior guarantees or counter-guarantees	49,707	10,155

Irrecoverable	6,379	14,336
With Senior “B” guarantees and counter-guarantees	1,395	2,207
Without Senior guarantees or counter-guarantees	4,984	12,129

Subtotal Commercial	13,013,273	11,479,123

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012	12/31/2011

CONSUMER

Performing	14,408,732	12,195,418
With Senior “A” guarantees and counter-guarantees	40,012	28,979
With Senior “B” guarantees and counter-guarantees	941,971	851,667
Without Senior guarantees or counter-guarantees	13,426,749	11,314,772

Low risk	243,646	156,685
With Senior “A” guarantees and counter-guarantees	35	267
With Senior “B” guarantees and counter-guarantees	10,580	7,547
Without Senior guarantees or counter-guarantees	233,031	148,871

Medium risk	161,929	100,451
With Senior “A” guarantees and counter-guarantees	255	28
With Senior “B” guarantees and counter-guarantees	6,082	2,770
Without Senior guarantees or counter-guarantees	155,592	97,653

High risk	115,081	122,064
With Senior “B” guarantees and counter-guarantees	5,109	4,084
Without Senior guarantees or counter-guarantees	109,972	117,980

Irrecoverable	78,283	53,878
With Senior “A” guarantees and counter-guarantees		12
With Senior “B” guarantees and counter-guarantees	6,453	8,294
Without Senior guarantees or counter-guarantees	71,830	45,572

Irrecoverable according to Central Bank's rules	139	384
With Senior “B” guarantees and counter-guarantees		38
Without Senior guarantees or counter-guarantees	139	346

Subtotal Consumer	15,007,810	12,628,880

Total	28,021,083	24,108,003

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012		12/31/2011
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,063,020	10.93	2,377,863	9.86
50 next largest customers	3,496,830	12.48	3,010,737	12.49
100 next largest customers	2,139,973	7.64	1,830,873	7.59
Other customers	19,321,260	68.95	16,888,530	70.06

Total	28,021,083	100.00	24,108,003	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	57	13,966	10,558	7,101	11,945	21,945	282,016	347,588

Financial sector		375,912	71,318	8,946	60,628	51,550	4,223	572,577

Non-financial private sector and foreign residents	273,156	7,934,157	3,784,270	3,206,476	3,259,911	3,313,035	5,329,913	27,100,918

Total	273,213	8,324,035	3,866,146	3,222,523	3,332,484	3,386,530	5,616,152	28,021,083

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

							Information on the issuer
	09/30/2012					12/31/2011	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year- end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	418,927	333,985	Financial institution	09-30-12	43,960	465,826	94,451
Banco Privado de Inversiones S.A.	Common	1	1	85,925,820	94,176	86,465	Financial institution	09-30-12	86,659	94,980	7,777
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	34,488	31,444	Brokerage house	09-30-12	12,886	35,106	8,172
Macro Fiducia S.A.	Common	1	1	6,475,143	12,190	12,194	Services	09-30-12	6,567	12,192	1,067
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	3,705	2,817	Mutual funds management	09-30-12	1,713	18,776	9,037
Foreign
Macro Bank Limited	Common	1	1	9,816,899	217,369	192,993	Financial institution	09-30-12	9,817	217,370	24,377
Subtotal subsidiaries					780,855	659,898

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-11	23,599	60,663	23,809
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-11	7,200	7,705	(329)
Visa Argentina S.A.	Common	1	1	904,503	625	625	Business services	05-31-12	15,000	231,208	169,876
C.O.E.L.S.A.	Common	1	1	77,942	119	119	Financial Services	12-31-11	1,000	2,605	527
A.C.H. S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-10	650	219	(1,939)
Mercado Abierto Electrónico S.A.	Common	1,200	1	7	113	113	Electronic market	12-31-11	242	15,943	1,512
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-12	10,250	33,071	8,307
Garantizar S.G.R.	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-11	10,287	307,288	2,709
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	370	339	Financial institution	12-31-11	1,204,810	3,267,342	357,940
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	275	250	Financial institution	12-31-11	1,204,810	3,267,342	357,940
Banco Latinoamericano de Exportaciones S.A.						13
Subtotal non-subsidiaries					4,842	4,799

Total in financial institutions, supplementary and authorized activities					785,697	664,697

In other companies
- Non-subsidiaries
In Argentina
Other					1,620	1,551
Foreign
SWIFT S.A.	Common	1	1	5	23	21	Services	12-31-11	758,955	1,625,098	61,448
Total in other companies					1,643	1,572

Total (1)					787,340	666,269

(1) As of September 30, 2012 and December 31, 2011 the Bank booked allowances for impairment in value amounting for 311 and 1,142, respectively (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the period		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of period

Bank premises and equipment
Buildings	309,732	25,032	22,705	2,991	50	9,712	344,766
Furniture and facilities	61,599	22,839	(2)	510	10	7,529	76,397
Machinery and equipment	111,880	50,666	2	1	5	33,414	129,133
Vehicles	36,465	3,791		1,816	5	7,432	31,008

Total	519,676	102,328	22,705	5,318		58,087	581,304

Other assets
Works in progress	22,548	44,450	(22,723)	77			44,198
Works of art	1,221			59			1,162
Prepayments for the purchase of assets	2,639	7,648		100			10,187
Foreclosed assets	9,111	190	18	3,387	50	101	5,831
Leased buildings	2,374			1,779	50	23	572
Stationery and office supplies	8,862	24,267		22,536			10,593
Other assets	181,498	13,839		13,982	50	788	180,567

Total	228,253	90,394	(22,705)	41,920		912	253,110

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Net book value at		Amortization for the period			Net book
Item	Beginning of fiscal year	Increases	Years of useful life	Amount		value at end of the period

Goodwill (a)	86,893		10	10,539		76,354

Organization and development costs (b)	222,479	83,494	5	107,985	(c)	197,988

Total	309,372	83,494		118,524		274,342

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

(c)	It includes 44,980 related to the accelerated amortization of differences due to court orders – nondeductible for the determination of the computable equity (see Note 3.5.l.2)

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012		12/31/2011
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	6,200,333	19.97	5,226,074	19.77
50 next largest customers	3,529,043	11.36	2,686,237	10.16
100 next largest customers	1,689,291	5.44	1,466,461	5.55
Other customers	19,636,840	63.23	17,054,399	64.52

Total	31,055,507	100.00	26,433,171	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	24,855,414	5,096,099	763,165	330,395	7,481	2,953	31,055,507

Other liabilities from financial intermediation

Central Bank of Argentina	3,306				4,439	13,830	21,575
Banks and International Institutions	36,928	130,271	97,965	21,862			287,026
Non-subordinated corporate bonds			6,957			499,439	506,396
Financing received from Argentine financial institutions	47,248	918	1,377	2,754	7,543	31,329	91,169
Other	1,181,436	213	691	1,081	1,395	84,221	1,269,037

	1,268,918	131,402	106,990	25,697	13,377	628,819	2,175,203

Subordinated corporate bonds		19,452				704,130	723,582

Total	26,124,332	5,246,953	870,155	356,092	20,858	1,335,902	33,954,292

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	557,586	427,498	251,071	17,750	716,263
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	232,314	592	4,565	1,743	226,598
Receivables from financial leases
For uncollectibility risk	5,583	56	28	86	5,525
Investments in other companies
For impairment in value	1,142			831	311
Other receivables
For uncollectibility risk	12,339	955	3,779	623	8,892

Total allowances	808,964	429,101	259,443	21,033	957,589

PROVISIONS
Contingent commitments	24			18	6
For other contingencies	78,687	22,580	15,035	13	86,219
Difference from court deposits dollarization	9,453	854	75		10,232

Total Provisions	88,164	23,434	15,110	31	96,457

(1)  See notes 3.5.f). and 3.5.o).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Own Portfolio (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236

Registered common stock B	583,249,498	1	573,249	10,000	583,249

Total	594,485,168		584,485	10,000	594,485

(1) See Note 9.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	09/30/2012																12/31/2011
	Total Parent company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian	Uruguayan	Chilean
Items	Branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	pesos	pesos	Guaraníes	Real	Euro	Total

ASSETS
Cash	2,750,707	2,735,512	1,044	554	69	400	2	167	310	28	224	453	228	48	510	11.158	1,290,849
Government and private securities	99,223	99,223															2,032,582
Loans	2,525,872	2,525,639														233	2,937,363
Other receivables from financial intermediation	227,794	214,691														13,103	2,369,873
Receivables from financial leases	41,581	41,581															51,589
Investments in other companies	218,037	218,037															193,616
Other receivables	158,263	158,242														21	47,247
Items pending allocation	522	522															581

Total	6,021,999	5,993,447	1,044	554	69	400	2	167	310	28	224	453	228	48	510	24,515	8,923,700

LIABILITIES
Deposits	2,311,607	2,311,607															3,595,283
Other liabilities from financial intermediation	1,129,966	1,110,239	459	119		40					2					19,107	2,932,203
Other liabilities	2,441	2,441															2,560
Subordinated corporate bonds	723,582	723,582															647,753
Items pending allocation	3	3															7

Total	4,167,599	4,147,872	459	119		40					2					19,107	7,177,806

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,170,006	1,170,006															1,213,262
Control	808,264	799,460	261													8,543	766,579
Derivatives																	43,550
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	325,779	319,911				733										5,135	363,044
Control	52	52															234

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

Item	09/30/2012 (1)	12/31/2011 (1)

Loans
Overdrafts	66,395	8,343
With Senior “A” guarantees and counter-guarantees		2
Without Senior guarantees or counter-guarantees	66,395	8,341
Documents		34,245
Without Senior guarantees or counter-guarantees		34,245
Mortgage and pledge	3,486	4,322
With Senior “B” guarantees and counter-guarantees	3,486	4,057
Without Senior guarantees or counter-guarantees		265
Personal	18	204
Without Senior guarantees or counter-guarantees	18	204
Credit cards	11,964	13,939
Without Senior guarantees or counter-guarantees	11,964	13,939
Other	10,219	183,107
Without Senior guarantees or counter-guarantees	10,219	183,107

Total loans	92,082	244,160

Other receivables from financial intermediation	528	5,918

Receivables from financial leases	8,072	8,565

Contingent Commitments	3,829	3,904

Investments in other companies	781,542	660,561

Total	886,053	923,108

Allowances / Provisions	1,159	557

(1) As of September 30, 2012 and December 31, 2011 all debtors are classified in performing situation.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

					Originally		Weighted daily
	Purpose of the				agreed	Residual	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	weighted	weighted	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

		Argentine		Over The Counter - Residents
Options	Intermediation - own account	government securities	Other	in Argentina - Non-financial sector	126	7		14,364

			With delivery of	Over The Counter - Residents
Options	Intermediation - own account	Other	underlying asset	in Argentina - Non-financial sector	7	7		55,088

		Argentine	With delivery of	MAE (over-the-counter
Repo transactions	Intermediation - own account	government securities	underlying asset	electronic market)	1	1		2,690,513

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	5	2	1	2,300,889

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	5	1	1	287,360

		Foreign	Maturity settlement	Over The Counter - Residents
Forward	Intermediation - own account	currency	of differences	in Argentina - Non-financial sector	3	2	30	43,476

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	55	18	30	85,000

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2012	12/31/2011
ASSETS

A.	CASH
	Cash on hand	1,753,820	2,338,283
	Due from banks and correspondents
	Central Bank of Argentina	4,893,986	3,308,007
	Local Other	29,203	15,782
	Foreign	716,401	510,105
	Other	294	269
		7,393,704	6,172,446

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)

	Holdings booked at market value	1,333,474	963,618
	Government securities under repo transactions with Central Bank of Argentina		1,992,625
	Holdings booked at amortized cost	141,570	112,887
	Instruments issued by the Central Bank of Argentina	3,709,352	1,303,871
	Investments in listed private securities	19,559	23,861
		5,203,955	4,396,862

C.	LOANS
	To the non-financial government sector	330,279	336,189
	To the financial sector
	Interfinancing - (granted call)	372,980	150,000
	Other financing to Argentine financial institutions	152,812	187,909
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	2,278	5,373
	To the non-financial private sector and foreign residents
	Overdrafts	4,552,254	2,712,718
	Documents	2,951,739	3,178,058
	Mortgage loans	1,128,979	1,142,944
	Pledge loans	638,415	667,102
	Personal loans	10,285,550	9,023,260
	Credit cards	3,928,503	3,068,819
	Other	4,741,395	4,158,915
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	464,663	360,245
	less: Unearned discount	(73,033)	(74,050)
	less: Allowances (Note 4.)	(780,085)	(599,224)
		28,696,729	24,318,258

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2012	12/31/2011
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	486,342	2,371,466
	Amounts receivable from spot and forward sales pending settlement	3,181,065	1,279,799
	Securities and foreign currency receivable from spot and forward purchases pending settlement	194,963	50,754
	Unlisted corporate bonds	137,018	313,656
	Receivables from forward transactions without delivery of underlying asset		880
	Other receivables not covered by debtors classification standards	662,687	648,434
	Other receivables covered by debtors classification standards	128,269	68,610
	Accrued interest receivables covered by debtors classification standards	3	1,641
	less: Allowances (Note 4.)	(228,585)	(238,712)
		4,561,762	4,496,528

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	291,476	326,783
	Accrued interest and adjustments	4,828	5,644
	less: Allowances (Note 4.)	(5,565)	(5,620)
		290,739	326,807

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	644	602
	Other	10,923	10,853
	less: Allowances (Note 4.)	(1,304)	(2,129)
		10,263	9,326

G.	OTHER RECEIVABLES
	Receivables from sale of assets	6,345	6,240
	Other	749,566	598,182
	Accrued interest and adjustments receivable on from sale of assets	393	231
	Other accrued interest and adjustments receivables	426	447
	less: Allowances (Note 4.)	(9,354)	(12,908)
		747,376	592,192

H.	BANK PREMISES AND EQUIPMENT, NET	641,847	575,410

I.	OTHER ASSETS	256,139	229,699

J.	INTANGIBLE ASSETS
	Goodwill	76,354	86,893
	Organization and development costs	207,066	232,625
		283,420	319,518

K.	ITEMS PENDING ALLOCATION	3,870	5,080

TOTAL ASSETS		48,089,804	41,442,126

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2012	12/31/2011
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	8,227,061	5,836,211
	From the financial sector	21,915	17,731
	From the non-financial private sector and foreign residents
	Checking accounts	6,072,183	4,911,863
	Savings accounts	6,161,063	6,175,482
	Time deposits	13,309,141	11,433,220
	Investment accounts	102,804	44,512
	Other	623,681	618,491
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	177,096	129,568
		34,694,944	29,167,078

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	21,757	9,155
	Banks and International Institutions	284,510	154,942
	Non-subordinated Corporate Bonds	499,439	654,905
	Amounts payable for spot and forward purchases pending settlement	179,578	66,100
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	3,252,683	3,291,065
	Financing received from Argentine financial institutions
	Interfinancing (received call)	46,650	1
	Other financing received from Argentine financial institutions	14,168	15,501
	Accrued interest payables	49
	Receivables from forward transactions without delivery of underlying asset	2,854	30
	Other	1,315,882	1,492,007
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	39,775	48,793
		5,657,345	5,732,499

N.	OTHER LIABILITIES
	Fees	2,067	7,713
	Other	1,062,058	1,010,150
		1,064,125	1,017,863

O.	PROVISIONS (Note 4.)	122,856	112,816

P.	SUBORDINATED CORPORATE BONDS	723,582	647,753

Q.	ITEMS PENDING ALLOCATION	6,524	6,981

	MINORITY INTERESTS IN SUBSIDIARIES	47,095	37,584

	TOTAL LIABILITIES	42,316,471	36,722,574

	SHAREHOLDERS' EQUITY	5,773,333	4,719,552

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		48,089,804	41,442,126

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2012	12/31/2011
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	35,142,137	21,077,364

Contingent	8,013,832	8,113,891
Credit lines obtained (unused portion)		11,700
Guarantees received	7,469,988	7,584,503
Other not covered by debtors classification standards	183	195
Contingent debit-balance contra accounts	543,661	517,493

Control	23,606,920	8,491,385
Receivables classified as irrecoverable	1,021,452	905,084
Other	22,193,308	7,340,091
Control debit-balance contra accounts	392,160	246,210

Derivatives	2,786,177	3,654,793
Notional value of put options taken	55,088	40,091
Notional value of forward transactions without delivery of underlying asset	1,377,473	1,757,843
Interest rate swap	85,000	158,550
Derivatives debit-balance contra accounts	1,268,616	1,698,309

Trust activity	735,208	817,295
Trust funds	735,208	817,295

CREDIT-BALANCE ACCOUNTS	35,142,137	21,077,364

Contingent	8,013,832	8,113,891
Credit lines granted (unused portion) covered by debtors classification standards	42,248	40,246
Other guarantees provided covered by debtors classification standards	122,222	67,807
Other guarantees provided not covered by debtors classification standards	150,629	137,329
Other covered by debtors classification standards	228,562	272,111
Contingent credit-balance contra accounts	7,470,171	7,596,398

Control	23,606,920	8,491,385
Checks to be credited	392,160	246,210
Control credit-balance contra accounts	23,214,760	8,245,175

Derivatives	2,786,177	3,654,793
Notional value of put options sold	14,364	36,657
Notional value of forward transactions without delivery of underlying asset	1,254,252	1,661,652
Derivatives credit-balance contra account	1,517,561	1,956,484
	735,208	817,295
Trust activity
Trust activity credit-balance contra accounts	735,208	817,295

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2012	09/30/2011

A.	FINANCIAL INCOME
	Interest on cash and due from banks	129	137
	Interest on loans to the financial sector	34,847	14,023
	Interest on overdrafts	511,853	294,234
	Interest on documents	294,494	149,131
	Interest on mortgage loans	139,528	111,131
	Interest on pledge loans	90,658	58,747
	Interest on credit card loans	533,610	244,517
	Interest on financial leases	45,121	38,799
	Interest on other loans	2,538,623	1,655,499
	Net income from government and private securities	286,043	387,235
	Net income from options		1,052
	Interest on other receivables from financial intermediation	628	518
	Income from guaranteed loans - Presidential Decree No. 1,387/01	10,670	4,897
	CER (Benchmark Stabilization Coefficient) adjustment	14,436	3,981
	CVS (Salary Variation Coefficient) adjustment	303	268
	Difference in quoted prices of gold and foreign currency	273,286	212,293
	Other	208,753	51,089
		4,982,982	3,227,551

B.	FINANCIAL EXPENSE
	Interest on checking accounts	211	142
	Interest on savings accounts	24,229	17,455
	Interest on time deposits	1,553,063	800,282
	Interest on interfinancing received loans (received call)	3,261	3,468
	Interest on other financing from financial institutions	10	6
	Interest on other liabilities from financial intermediation	47,549	47,821
	Interest on subordinated bonds	49,029	44,807
	Other interest	2,195	1,308
	CER adjustment	3,265	3,165
	Contribution to Deposit Guarantee Fund	40,984	32,287
	Other	305,254	199,207
		2,029,050	1,149,948

	GROSS INTERMEDIATION MARGIN - GAIN	2,953,932	2,077,603

C.	PROVISION FOR LOAN LOSSES	403,094	164,264

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	87,057	91,680
	Related to deposits	1,152,667	839,979
	Other commissions	30,238	30,705
	Other	644,006	441,172
		1,913,968	1,403,536

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2012	09/30/2011

E.	SERVICE-CHARGE EXPENSE
	Commissions	108,579	81,145
	Other	351,811	218,932
		460,390	300,077
F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,317,817	1,051,690
	Directors' and statutory auditors' fees	48,006	36,827
	Other professional fees	76,944	66,711
	Advertising and publicity	64,289	55,038
	Taxes	120,640	99,279
	Depreciation of equipment	62,080	53,968
	Amortization of organization costs	53,722	42,798
	Other operating expenses	305,955	235,131
	Other	170,155	134,337
		2,219,608	1,775,779

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,784,808	1,241,019

G.	OTHER INCOME
	Income from long-term investments	5,347	4,789
	Penalty interest	29,967	23,397
	Recovered loans and allowances reversed	57,722	58,307
	CER adjustments	56	61
	Others	49,758	62,474
		142,850	149,028

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	19	45
	Charges for other receivables uncollectibility and other allowances	28,989	27,562
	Amortization of differences related to court orders	59,965	14,044
	Depreciation and loss of other assets	1,300	1,568
	Goodwill amortization	10,539	10,539
	Other	23,274	18,163
		124,086	71,921

	MINORITY INTEREST IN SUBSIDIARIES	(9,531)	(7,444)

	NET INCOME BEFORE INCOME TAX - GAIN	1,794,041	1,310,682

I.	INCOME TAX	726,185	481,014

	NET INCOME FOR THE PERIOD - GAIN	1,067,856	829,668

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2012	09/30/2011
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at beginning of the fiscal year	6,172,446	5,990,480
Cash at end of the period	7,991,908	6,602,032
Net increase in cash	1,819,462	611,552

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(254,696)	2,443,802
Loans
To the financial sector	51,234	(195,958)
To the non-financial government sector	30,481	(9,588)
To the non-financial private sector and foreign residents	(489,151)	(4,644,069)
Other receivables from financial intermediation	145,137	663,515
Receivables from financial leases	80,955	(19,895)
Deposits
From the financial sector	4,183	1,862
From the non-financial government sector	2,184,625	1,490,438
From the non-financial private sector and foreign residents	1,987,341	2,419,216
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(157,686)	270
Others (except liabilities included under financing activities)	(61,713)	(144,889)
Collections related to service-charge income	1,900,378	1,394,140
Payments related to service-charge expenses	(447,274)	(292,603)
Administrative expenses paid	(2,150,107)	(1,699,972)
Payment of organization and development costs	(79,327)	(68,321)
Net collections from penalty interest	29,689	23,359
Differences from payments related to court orders	(8,782)	(10,073)
Collections of dividends from other companies		2,460
Other collections related to other income and losses	53,151	52,737
Net payments from other operating activities	(653,961)	(39,364)
Payment of income tax / minimum presumed income tax	(421,945)	(175,413)
Net cash flows generated in operating activities	1,742,532	1,191,654

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2012	09/30/2011
Investing activities
Net payments for bank premises and equipment	(109,671)	(205,283)
Net payments for other assets	(48,695)	31,420
Other collections for investing activities	2,853	5,765
Net cash flows used in investing activities	(155,513)	(168,098)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(248,003)	(47,467)
Central Bank of Argentina:
Other	11,820	48
Banks and International Institutions	124,935	109,926
Subordinated corporate bonds	(32,899)	(29,945)
Financing received from Argentine financial institutions	(1,796)	(1,338)
Payment of dividends	(19)	(505,339)
Other payments from financing activities
Own shares reacquired		(7,767)
Net cash flows used in financing activities	(145,962)	(481,882)

Financial income and holding gains on cash and cash equivalents	378,405	69,878

Net increase in cash	1,819,462	611,552

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2012	12/31/2011

COMMERCIAL

In normal situation	12,965,523	11,459,913
With Senior “A” guarantees and counter-guarantees	497,169	486,443
With Senior “B” guarantees and counter-guarantees	1,621,687	1,675,828
Without Senior guarantees or counter-guarantees	10,846,667	9,297,642

Subject to special monitoring	232,089	14,523
In observation
With Senior “B” guarantees and counter-guarantees	34,947	1,988
Without Senior guarantees or counter-guarantees	197,142	12,535

Troubled	22,060	49,857
With Senior “B” guarantees and counter-guarantees	13,292	9,693
Without Senior guarantees or counter-guarantees	8,768	40,164

With high risk of insolvency	72,407	27,350
With Senior “B” guarantees and counter-guarantees	22,369	17,186
Without Senior guarantees or counter-guarantees	50,038	10,164

Irrecoverable	6,379	14,336
With Senior “B” guarantees and counter-guarantees	1,395	2,207
Without Senior guarantees or counter-guarantees	4,984	12,129

Subtotal Commercial	13,298,458	11,565,979

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2012	12/31/2011

CONSUMER

Performing	16,482,158	13,991,475
With Senior “A” guarantees and counter-guarantees	46,129	31,956
With Senior “B” guarantees and counter-guarantees	979,414	882,926
Without Senior guarantees or counter-guarantees	15,456,615	13,076,593

Low risk	267,068	166,451
With Senior “A” guarantees and counter-guarantees	35	267
With Senior “B” guarantees and counter-guarantees	11,568	7,566
Without Senior guarantees or counter-guarantees	255,465	158,618

Medium risk	177,746	106,973
With Senior “A” guarantees and counter-guarantees	255	28
With Senior “B” guarantees and counter-guarantees	6,437	2,770
Without Senior guarantees or counter-guarantees	171,054	104,175

High risk	131,109	134,539
With Senior “B” guarantees and counter-guarantees	5,317	4,128
Without Senior guarantees or counter-guarantees	125,792	130,411

Irrecoverable	81,498	54,644
With Senior “A” guarantees and counter-guarantees		12
With Senior “B” guarantees and counter-guarantees	6,539	8,328
Without Senior guarantees or counter-guarantees	74,959	46,304

Irrecoverable according to Central Bank's rules	141	390
With Senior “B” guarantees and counter-guarantees		38
Without Senior guarantees or counter-guarantees	141	352

Subtotal Consumer	17,139,720	14,454,472

Total	30,438,178	26,020,451

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of September 30, 2012 and December 31, 2011 and (ii) the statements of income and cash flows for the nine-month periods ended September 30, 2012, and December 31, 2011, with the financial statements of the subsidiaries listed in note 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of September 30, 2012):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Banco Privado de Inversiones S.A. (a)	Common	85,925,820	99.154%	99.154%	99.994%	99.994%

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Macro Fiducia S.A	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.FCI S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)	Banco Macro S.A.’s indirect equity interest derives from Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 258).

(c) Consolidated with Macro Fondos S.G.F.C.I. S.A. (percentage of capital stock and votes 80.90%).

(d) The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the nine-month period ended September 30, 2012, and the year ended December 31, 2011.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)	The amounts of the accounts in the statements of income for the nine-month periods ended September 30, 2012, and 2011, were converted into pesos, as described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of September 30, 2012, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	257,217	1,207,428

Liabilities	210,911	990,058

Shareholders’ equity	46,306	217,370

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of September 30, 2012:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	43,680,896	3,832,710	101,571	1,207,428	89,692	822,493	48,089,804

Liabilities	37,907,563	3,366,884	6,591	990,058	42,548	(2,827)	42,316,471

Shareholders’ equity	5,773,333	465,826	94,980	217,370	47,144	825,830	5,773,333

Income	1,067,856	94,451	7,777	24,377	9,343	135,948	1,067,856

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	09/30/2012	12/31/2011	09/30/2011

Cash	7,393,704	6,172,446	6,298,309

Government and private securities

Holdings booked at market value	347,347		243,856

Instruments issued by the Central Bank	250,857		59,867

Cash and cash equivalents	7,991,908	6,172,446	6,602,032

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial statements, the following shows the situation of the main subsidiaries.

As of September 30, 2012 and 2011, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 69,040 and 42,296, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of September 30, 2012, the Bank capitalized income tax prepayments for 29,906 for 2012 tax year, which were recorded in the “Other receivables” account.

As of September 30, 2012, and 2011, subsidiary Banco Privado de Inversiones S.A. did not set an income tax accrual as it estimated NOLs as of that date and, therefore, booked accrued minimum presumed income tax totaling 154 and 140, respectively. The estimated accumulated NOL totaled 31,312 as of December 31, 2011. Additionally, as of September 30, 2012 the subsidiary booked a minimum presumed income tax credit of 3,251, which was fully accrued, prepayments for an amount of 69 related to tax year 2012 and a 247 credit which were booked under “Other receivables”.

3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7 to the stand-alone financial statements, certain assets are restricted as follows:

3.1.	Banco del Tucumán S.A.:

Item	09/30/2012	12/31/2011

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities.	53,387	49,158
Subtotal other receivables from financial intermediation	53,387	49,158

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Item	09/30/2012	12/31/2011

Other receivables

• Deposits mainly provided in guarantee for credit card transactions and related to court deposits.	7,145	5,560
Subtotal other receivables	7,145	5,560
Total	60,532	54,718

3.2.	Banco Privado de Inversiones S.A.:

Item	09/30/2012	12/31/2011

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses.		403
Subtotal other receivables from financial intermediation		403

Other receivables

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827

• Security deposits.	15	15
Subtotal other receivables	842	842

Total	842	1,245

3.3.	Macro Securities S.A. Sociedad de Bolsa:

Item	09/30/2012	12/31/2011

Investments in other companies

• Other.	1,453	1,453

Total	1,453	1,453

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of September 30, 2012:

	Balances at		Decreases		Balances at
Breakdown	beginning of year	Increases	Charge off	Reversals	end of period

Allowances

For loans	599,224	461,053	261,811	18,381	780,085

For other receivables from financial intermediation	238,712	2,033	4,631	7,529	228,585

For receivables from financial leases	5,620	69	28	96	5,565

For interests in other companies	2,129	9		834	1,304

For other receivables	12,908	1,212	4,143	623	9,354

Total	858,593	464,376	270,613	27,463	1,024,893

Provisions

For contingent commitments	24			18	6

For other contingencies	98,038	26,427	17,586	272	106,607

For differences from court deposits dollarization	14,754	1,564	75		16,243

Total	112,816	27,991	17,661	290	122,856

5.	DERIVATIVE FINANCIAL INSTRUMENTS

In addition to what was mentioned in Note 11 to the stand-alone financial statements, below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of September 30, 2012, and December 31, 2011:

Type of contract / underlying asset	09/30/2012	12/31/2011

Futures / foreign currency	2,588,249	3,390,773

Repo transactions	3,223,425	3,285,652

Forward contracts / foreign currency	43,476	28,722

Options / BODEN coupons	14,364	36,657

Swaps / Other	85,000	158,550

Options / other	55,088	40,091

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Additionally, positions of transactions effective as of September 30, 2012, and December 31, 2011, are as follows:

Transaction	09/30/2012	12/31/2011

Net position of repurchase agreements	(3,108,035)	(3,231,730)

Net asset position of forward transactions without delivery of the underlying asset	123,221	96,191

Interest rate swap	85,000	158,550

Position of put options sold on BODEN 2012 and 2013 coupons	14,364	36,657

Position of put options taken	55,088	40,091

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial statements, as of September 30, 2012, and December 31, 2011, Banco del Tucumán S.A., manages the following portfolios:

	Managed portfolio as of
Item	09/30/2012	12/31/2011
• On December 31, 2008, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	16,352	16,759

• Other managed portfolios.	11,324	10,625

Total	27,676	27,384

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15 to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of September 30, 2012, and December 31, 2011:

7.1.	Financial trusts for investment purposes

Financial trust	09/30/2012	12/31/2011

Certificates of participation:

TST & AF (a)	52,825	48,262	(1)

Other	20,355	10,215

Total certificates of participation	73,180	58,477

(1)	Net of allowances in the amount of 5,385.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

(a)	TST & AF trust

As of September 30, 2012, and December 31, 2011, Macro Bank Limited is the beneficiary of 46.66% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them.

7.2.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.3 to the stand-alone financial statements, and in addition to those included in that note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of September 30, 2012, and December 31, 2011, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 591,251 and 613,743, respectively.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2012		12/31/2011
Name	Market value or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		456,454	227,251
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		132,322	6,171
GDP - Related Securities - Maturity: 2035		95,958	46,936
Secured bonds under Presidential Decree No. 1,579/02		84,551	186,456
Discount bonds denominated in pesos - Maturity 2033		51,727	163,855
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		45,602	46,062
Federal government bonds in US dollars at 7.00% - Maturity 2017		32,911	2,934
Federal government bonds in US dollars at 7% - Maturity: 2015		30,616	633
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		17,217	16,275
Federal government bonds in US dollars at 7.00% - Maturity: 2013		9,271
Others		29,498	51,898
Subtotal holdings booked at market value - Local		986,127	748,471
- Foreign
Treasury Bill - Maturity 11-08-12		300,406
Treasury Bill - Maturity 10-11-12		46,941
Treasury Bill - Maturity 04-19-12			215,147
Subtotal holdings booked at market value - Foreign		347,347	215,147
Subtotal holdings booked at market value		1,333,474	963,618
Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2013			1,992,625
Subtotal government securities under repo transactions with Central Bank of Argentina			1,992,625
Government securities at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-31-2013	52,099	52,056
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-06-2013	52,210	51,784
Province of Entre Ríos Treasury Bills in pesos - Maturity: 10-01-2012	25,000	25,000
Province of Tucumán bonds - Second series in dollars at 9.45% - Maturity: 2015	6,239	5,012	6,425
Province of Chaco Treasury Bills in pesos - Maturity: 12-17-2012	4,881	4,879
Province of Tucumán bonds - First series in pesos - Maturity: 2018	3,043	2,839	2,846
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012			51,705
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-07-2012			51,911
Subtotal government securities at amortized cost		141,570	112,887

Jorge H. Brito
Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2012		12/31/2011
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		2,193,540
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-10-2013		315,390
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-17-2012	109,494	109,494
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-31-2012	73,298	73,298
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-14-2012	40,468	40,468
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-20-2013		39,501
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-19-2012		26,424
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-21-2012		13,359
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2012		12,988
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2012			753,978
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-13-2012			27,148
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-02-2012			21,305
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-22-2012			19,577
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-04-2012			12,623
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-2012			12,188
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		2,824,462	846,819

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 11-14-2012		197,153
Central Bank of Argentina Internal Bills in pesos - Maturity 10-31-2012		92,818
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		289,971

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 12-05-2012		180,480
Central Bank of Argentina Internal Bills in pesos - Maturity 12-26-2012		126,278
Central Bank of Argentina Internal Bills in pesos - Maturity 11-21-2012		123,518
Central Bank of Argentina Internal Bills in pesos - Maturity 10-03-2012		64,960
Central Bank of Argentina Internal Bills in pesos - Maturity 12-12-2012		34,169
Central Bank of Argentina Internal Bills in pesos - Maturity 11-07-2012		9,882
Central Bank of Argentina Internal Bills in pesos - Maturity 12-19-2012		9,748
Central Bank of Argentina Internal Bills in pesos - Maturity 10-24-2012		8,937
Central Bank of Argentina Internal Bills in pesos - Maturity 01-04-2012			499
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		557,972	499

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-14-2012			15,898
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-28-2012			15,278
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-29-2012			5,165
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-15-2012			3,114
Subtotal Central Bank of Argentina notes at market value - Own portfolio			39,455

Subtotal instruments issued by the Central Bank of Argentina		3,672,405	886,773

Jorge H. Brito
Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2012		12/31/2011
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		3,672,405	886,773

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 11-07-2012		36,947
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-15-2013			52,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-22-2013			42,144
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 10-03-2013			36,216
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-23-2012			21,000
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-18-2012			19,376
Subtotal Central Bank of Argentina Notes - Under repo Transactions		36,947	171,361

Central Bank of Argentina internal notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 03-21-2012			239,911
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 04-04-2012			5,826
Subtotal Central Bank of Argentina internal notes at amortized cost - Own portfolio			245,737
Total Instruments issued by the Central Bank of Argentina		3,709,352	1,303,871
Total Government securities		5,184,396	4,373,001

INVESTMENTS IN LISTED PRIVATE SECURITIES
Petroleo Brasileiro S.A. - Petrobras	12,587	12,587	12,502
Grupo Financiero Galícia S.A.	6,619	6,619	5,347
IRSA Inversiones y Representaciones S.A.	352	352	372
Tenaris S.A.	1	1
Pampa Energía S.A.			5,640
Total investment in listed private securities		19,559	23,861

Total government and private securities		5,203,955	4,396,862

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 19, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director